June 11, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	H. Christopher Owings
Assistant Director

Re:	iGambit, Inc. — Registration Statement on Form 10
Filed December 31, 2009
File No. 000-53862
Dear Mr. Owings:
     The purpose of this letter is to provide the Company’s responses to the January 29, 2010 Comment Letter (the “Comment Letter”) to Mr. John Salerno, Chief Executive Officer of iGambit, Inc. (the “Company”). This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.
General

COMMENT 1.	Please be advised that your registration statement will automatically become effective sixty days after your filing date of December 31, 2009. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:	The Company has elected not to withdraw the registration statement. The Company appreciates the obligations resulting from the registration statement going effective.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

COMMENT 2.	Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No- 33-6932 (April 28, 1992).

It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Response:	The Company was incorporated in October 1996 and actively engaged in business from inception. In February 2006 the Company sold its online business. Since the closing of that transaction, and as a result thereof, the Company has continually received significant revenue share payments which will continue through February 2011. Since the sale management has worked to increase said revenue share payments and has actively sought to leverage its business experience and knowledge through other opportunities in the technology market. The Company presently has one operating subsidiary. Management is working to expand the operations of that subsidiary and is seeking other synergistic opportunities.

Based upon the foregoing, the Company believes that it does have a specific business plan and unlike a blank check company it is not merely attempting to engage in a merger acquisition with one entity to avoid the application of Rule 419. Rule 419 of the Securities Act of 1933 should not apply to registrations on Form 10.
Item 1. Business
History, page 1

COMMENT 3.	Please expand the second paragraph to indicate whether payments were received from Digi-Data Corporation and, if so, the dollar amounts on the respective dates, and indicate a final date certain for completion of the agreement. In addition, please indicate whether this and the other transactions were with unrelated third parties.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Response:	We have revised the second paragraph under “History” to indicate (i) the dollar amounts and dates of payments that were received from Digi-Data Corporation; (ii) the final date certain for completion of the agreement; and (iii) that Digi-Data Corporation was an unrelated third party at the time the Company entered into the APA (as defined in said second paragraph).

COMMENT 4.	In the last paragraph, quantify and describe the certain accounts payable assumed in the transaction with Jekyll. Referencing “certain” is not informative to anyone not familiar with the transaction.

Response:	We have revised the last paragraph under “History” to quantify and describe the certain accounts payable assumed in the transaction with Jekyll.

COMMENT 5.	Please delete the last sentence in this section regarding the references to the company. The information is clear from the context.

Response:	We have deleted the last sentence under “History” regarding the references to the company.
Our Company, page 2

COMMENT 6.	Please revise to clearly discuss the status of your current operations, indicating, if true, that you have limited revenues. Please address whether you have any plans or agreements to acquire any company or whether you have targeted any possible acquisitions. In this regard, indicate whether you have initiated any contact or negotiations. Please also discuss your plans or intentions with regard to funding any such acquisitions and whether you may enter into a joint venture or acquire less than 100 per cent of a company.

Response:	We have revised the “Our Company” section to: (i) clearly discuss the status of our current operations, indicating that we have limited revenues and the source of those limited revenues; (ii) state that we do not have any plans or agreements to acquire any company, that we have not have targeted any possible acquisitions, and that we have not initiated any contact or negotiations; (iii) state that we intend to fund acquisitions through a combination of the issuance of our common stock at closing and the issuance of common stock purchase warrants that would become exercisable only in the event certain earn-out conditions are satisfied by the acquired company; and (iv) state that we would consider entering into a joint venture or acquiring less than 100 percent of a company.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Our Partner Company. . . page 3
Products and Services

COMMENT 7.	Please expand your discussion to quantify the “many” real estate firms in New York City contracting for your services. In this regard, discuss the fee process for Expo indicating whether it is subscription based or another method. Please also indicate your plans, status, mechanics and extent of your expansion.

Response:	We have expended our discussion under “Products and Services” to: (i) quantify the real estate firms in NYC contracting for our services; (ii) discuss our fee structures; and (iii) further detail our plans for expansion.
Competitive Comparison, page 4

COMMENT 8.	Please furnish us with support for your statements that your photography and technology tools set you apart from the competition or label such statements as the opinion of management. Please discuss in more detail the operation of Team5 technology and how you leverage it.

Response:	We have revised the “Competitive Comparison” section to both provide support for our statements that our photography and technology tools set us apart from our competition and to state that such statements are the opinion of our management. We have deleted the reference to Team5 technology.
Market Segmentation, page 4

COMMENT 9.	Please update the statistics presented and provide us with copies of the reports to support the information.

Response:	We have deleted the section titled “Market Segmentation.”
Our Corporate Information, page 5

COMMENT 10.	We note your reference that the information on the websites are not part of the prospectus. Please confirm your understanding that any material information presented on the websites are to be included in the Form 10.

Response:	We hereby confirm our understanding that any material information presented on our website(s) must be included in our Form 10.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Item 1A. Risk Factors, page 5

COMMENT 11.	Please delete the language in the second sentence of this Item in which you state that there may be other unknown risks and uncertainties that may adversely affect your performance or financial condition. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response:	We have deleted the language in the second sentence of the “Risk Factors” section in which we stated that there may be other unknown risks and uncertainties that may adversely affect our performance or financial condition.

COMMENT 12.	We note that you intend to have your common stock quoted on the OTC Bulletin Board. Please revise your disclosure to state that a market maker must file an application on your behalf in order to make a market for your common stock, and to clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. In addition, you state that your common stock “will be traded in the over-the-counter market.” Please revise to clarify that the OTC Bulletin Board may not approve the application for quotation of your common stock on the OTC Bulletin Board.

Response:	We have revised our disclosure in the “Risk Factor” section as follows: (i) to state that a market maker must file an application on our behalf in order to make a market for our common stock; (ii) to clarify how long the application process takes; (iii) to state that we have engaged a market maker at this point in time; and (iv) to clarify that the OTC Bulletin Board may not approve the application for quotation of our common stock on the OTC Bulletin Board.
Item 2. Financial Condition, page 5
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

COMMENT 13.	Please consider adding an introductory section or overview that would facilitate a reader’s understanding of your company. The introduction should identify the most important matters on which you focus in evaluating financial condition and operating performance and provide context for the following discussion and analysis of the financial statements. The introduction should discuss your digital vaulting operations that were sold to Digi-Data Corporation, the purchase of Jekyll Island Ventures, Inc., and your operating plan for the future. See SEC Release No. 33-8350.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Response:	We have added an “Introduction” section at the beginning of the MD&A in an effort to facilitate the reader’s understanding of the Company, which identifies our source of revenues, and discusses our asset sale to Digi-Data Corporation, the purchase of Jekyll Island Ventures, Inc., and our operating plan for the future.
Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008, page 10

COMMENT 14.	Please provide a discussion of revenues and net income in a manner similar to the discussion of annual results. Specifically, please do not refer to contingent sale price activity as revenues, and disclose income from discontinued operations net of taxes.

Response:	We have included in the “Three Months Ended March 31, 2010 as Compared to Three Months Ended March 31, 2009” section of the MD&A a discussion of revenues and net income in a manner similar to the discussion of annual results, and, specifically, we have neither referred to contingent sale price activity as revenues nor disclosed income from discontinued operations net of taxes.

COMMENT 15.	Please disclose officers’ salaries, corporate administrative expenses, legal and accounting fees, and consulting fees for the nine months ended September 30, 2008 — Revise to provide an analysis of the underlying reasons for the significant period-to-period changes in your general and administrative expenses. As part of your response and revised disclosure, explain whether the increase is indicative of future operating results. In doing so, discuss your current rental commitments, the annual salaries of your officers effective September 1, 2009, and the purchase of Jekyll Island Ventures, Inc. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response:	We have included in the “Three Months Ended March 31, 2010 as Compared to Three Months Ended March 31, 2009” section of the MD&A, disclosure of corporate administrative expenses, legal and accounting fees, and payroll expenses for the three months ended March 31, 2010, and to provide an analysis of the underlying reasons for the period-to-period changes in our general and administrative expenses. We have also expanded the disclosure to explain whether the increases are indicative of future operating results, addressing specifically officers’ salaries and the purchase of Jekyll Island Ventures, Inc.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Liquidity and Capital Resources, page 11

COMMENT 16.	Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it would be appropriate to include a discussion of the contingent sales price payments agreement with Digi-Data Corporation and the expiration of the agreement, the purchase of Jekyll Island Ventures, Inc., and an analysis of your cash flows from operating, investing and financing activities for the periods covered by the financial statements. In addition, you should identify and separately describe internal and external sources of liquidity and discuss how you plan to finance future acquisitions. See item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Response:	We have revised the “Liquidity and Capital Resources” section to: (i) provide a discussion of any know trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing of decreasing in any material way; (ii) include a discussion of the contingent sales price payments agreement with DDC and the expiration of the agreement, our purchase of Jekyll, and an analysis of our cash flows; and (iii) identify internal and external sources of liquidity and the proposed financing of future acquisitions.
Item 5. Directors and Executive Officers, page 13

COMMENT 17.	Please revise your disclosure to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response:	We have revised our disclosure in the “Directors and Executive Officers” section to describe the business experience of each director and executive officer for the past five years and to clarify our disclosure by adding dates or the duration of employment.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Item 6. Compensation, page 14

COMMENT 18.	According to the Summary Compensation Table, Mr. Salerno and Ms. Luqman did not receive any compensation from the company during 2008,
2007 and 2006. However, you also state that Mr. Salerno and Ms. Luqman exercised options to acquire shares of common stock of the company during that time, and that the company was indebted to them for deferred compensation during that time. Please revise to clarify.

Response:	We have updated the Summary Compensation Table to include information with respect to the years 2009 and 2008 only. Please see our response to Comment #29 with respect to the exercise of options by the named executives (which occurred in 2007) and the de minimis nature of services provided during 2008.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

COMMENT 19.	We note that you were indebted to former officers for unpaid compensation during your last three completed fiscal years. Please disclose this indebtedness as related party transactions, or tell us why such disclosure is not required. Refer to Item 404(d) and Instruction 1 to Item 404 of Regulation S-K.

Response:	We have revised the “Certain Relationships and Related Transaction, and Director Independence” section to disclose our indebtedness to certain officers as a related party transaction.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 17
Equity Compensation Plan Information, page 18

COMMENT 20.	Please update the information contained in the table on page 18 as of the end of your most recently completed fiscal year. Refer to Item 201(d) of Regulation S-K.

Response:	We have updated the information contained in the table in the “Equity Compensation Plan Information” section to include information as of the end of our most recently completed fiscal year.

COMMENT 21.	You state that your 2006 Long Term Incentive Plan is your only equity compensation plan and that it was approved by your shareholders. However, the table on page 18 indicates that you have issued options, warrants and/or rights under at least one equity compensation plan that was not approved by your shareholders, which suggests that the 2006 Long Term Incentive Plan is not your only equity compensation plan. Please revise your disclosure to clarify.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Response:	Our 2006 Long Term Incentive Plan is our only equity compensation plan that was approved by our shareholders. We have issued warrants to two consultants, but those warrants were not submitted to our shareholders for their approval. We have updated the disclosure in the “Equity Compensation Plan Information” section to disclose the foregoing and to provide a description of the warrants.
Item 10. Recent Sales of Unregistered Securities, page 18

COMMENT 22.	In Note 5 of your financial statements, you state that you issued 60,000 warrants to a consultant during 2008. Please disclose this issuance in Item 10 of your filing, or tell us why such disclosure is not required.

Response:	We have revised the “Recent Sales of Unregistered Securities” section to disclose the issuance of the 60,000 warrants in June 2006.
Item 15. Financial Statements and Exhibits, page 20

COMMENT 23.	Please explain why financial statements of Jekyll Island Ventures, Inc. and pro forma financial information showing the effects of the acquisition are not included in this filing. In doing so, provide us with a summary of the significance tests performed and explain how you valued the common stock and options issued. Refer to Rules 8-04 and 8-05 of Regulation S-X.

Response:	We have not included in this filing financial statements of Jekyll Island Ventures, Inc. and pro forma financial information showing the effects of the acquisition because none of the conditions specified in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20%. Specifically, with respect to Section 8-04(b)(1), the purchase price paid in the acquisition ($221,000) is less than 20% of the Company’s total consolidated assets as of December 31, 2008 ($1,450,176), and, with respect to Section 8-04(b)(2), the total assets of Jekyll Island Ventures, Inc. as of December 31, 2008 ($80,650) is less than 20% of the Company’s total consolidated assets as of December 31, 2008 ($1,450,176). It is our understanding that the test set forth in Section 8-04(b)(3) is not applicable in the present situation in that neither the Company nor Jekyll Island Venture, Inc. had income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles for the year ended December 31, 2008, rather, both entities had a loss during such period.

The $221,000 value attributed to the securities issued to Jekyll Island Venture, Inc. in the transaction is based on $0.10 per share of common stock issued ($50,000 total), which was the last price at which we sold common stock, and $0.09 per warrant share ($171,000 total), based on a Black-Scholes calculation.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Independent Auditor’s Report, page F-1

COMMENT 24.	Please have your auditor revise the second paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the PCAOB and file the revised report in an amendment See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Response:	The Report of Independent Registered Public Accountant with respect to our consolidated balance sheet for the years ended December 31, 2009, and 2008, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended (the “Audit Report”), a copy of which has been included in Amendment No. 1 to Form 10, reflects that the audit was conducted in accordance with the standards of the PCAOB.

COMMENT 25.	The audit report indicates that the statements of changes in stockholders’ equity for the years ended December 31, 2008 and December 31, 2007 have been audited, but the opinion paragraph does not include an opinion on these statements. Please have your independent registered public accountant revise his audit report to also opine on the Statements of changes in stockholders’ equity for the years ended December 31, 2008 and December 31, 2007 and file the revised report in an amendment. Refer to Rule 8-02 of Regulation S-X, which requires you to file audited statements of changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.

Response:	The Audit Report contains an opinion of our independent registered public accountant with respect to our statements of changes in stockholders’ equity for the years ended December 31, 2009, and 2008.

COMMENT 26.	Please amend your filing to include a manual or printed signature of the auditor’s firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Response:	We have amended our filing to include a manual or printed signature of the auditor’s firm in the audit reports.
Independent Auditor’s Report, page F-1

COMMENT 27.	Please tell us when the cash received from Digi-Data Corporation which is placed in an escrow account to hold funds for contingent liabilities is recognized as income from discontinued operations, referencing the authoritative literature that supports the timing of the income recognition.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Consider adding disclosure of your recognition policy in Note 2 to the financial statements.

Response:	The cash received from Digi-Data Corporation which is placed in an escrow account was recognized in 2006 in the gain on sale calculation and as income. We have decided not to add disclosure of our recognition policy in Note 2 to the financial statements.

COMMENT 28.	We note your disclosure in the second paragraph on page 15. Please tell us how your share of the fees paid to Mr. George Dempster is presented in the financial statements. To the extent the fees are included in the income from discontinued operations line item, please tell us why your presentation is appropriate, including your consideration of FASB ASC 205-20-45-4 and 205-20-45-5.

Response:	Our share of the fees paid to Mr. George Dempster are included in the “General and Administrative Expenses” line item of the Consolidated Statements of Income.

COMMENT 29.	We note your disclosure in the fifth paragraph on page 2 and the summary compensation table on page 14 regarding compensation in fiscal 2007 and 2008 to officers and stockholders. Please tell us the fair value of the services provided by your officers and stockholders and the compensation expense recorded during the years and interim periods presented in this filing. Also tell us what consideration you gave to recording the fair value of services provided without pay as a capital contribution. Refer to SAB Topic 5:T.

Response:	During 2007, Mr. Salerno and Ms. Luqman were each granted and immediately exercised options to acquire 1,500,000 shares of common stock of the Company, valued at $.09 per share using the Black Scholes option pricing model. Consulting fees of $135,000 for Mr. Salerno’s services and accounting fees of $135,000 for Ms. Luqman’s services were charged to operations for the year ended December 31, 2007. The financial statements for the years ended December 31, 2008 and 2007 have been revised to present the correct valuation of the options exercised in 2007. During 2007 and 2008, Mr. Salerno and Ms. Luqman were employees of Digi-Data Corp. and devoted de minimis time to the Company, which earned no revenues during such time. Therefore, no consideration was given for services without pay as contributed capital to Mr. Salerno and Ms. Luqman in 2007 and 2008.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

COMMENT 30.	Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per share amount when an entity has a loss from continuing operations. Although including those potential common shares in the discontinued operations and net earning diluted per-share computations may be dilutive to their comparable basic per-share amounts, no potential common shares should be included in the computation of any diluted per-share amount when a loss from continuing operations exists, even if you report net earnings. Refer to FASB ASC 260-10—45-19 and 260-10-45-20. As such, please revise the appropriate line items on the face of this statement and your disclosures in Note 4.

Response:	We have revised the Company’s Statements of Income to omit diluted weighted average shares and equivalent shares outstanding, and, have revised Footnote #4 and the table set forth therein to omit diluted average common shares outstanding and its components.
Statements of Cash Flows, page F-5

COMMENT 31.	Entities that choose not to provide information about major classes of operating cash receipts and payments by the direct method should determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities. Refer to FASB ASC 230-10-45-28. Please revise to adjust net income rather than loss from continuing operations.

Response:	The Company’s Statements of Cash Flows for the years ended December 31, 2009 and 2008, and for the three months ended March 31, 2010, present net income and income from discontinued operations separately as a non-cash adjustment to cash flows from operating activities.

COMMENT 32.	The subtotal net cash used by continuing operating activities reflects a cash inflow from an income tax benefit of $44,065. However, it appears that the tax benefit was non-cash. Please explain why this subtotal should not be adjusted for the non-cash tax benefit.

Response:	The non-cash income tax benefit of $44,065 included in net income is presented in the same manner as net income which includes non-cash income tax expense, presenting net cash flows from operating activities indirectly.

COMMENT 33.	With reference to authoritative literature, please explain why contingent sale price payments received from Digi-Data Corporation are appropriately presented as cash provided by discontinued operating activities rather than as cash provided by discontinued investing activities. In doing so, tell us your consideration of FASB ASC 230-10-45-12(c).

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Response:	We have revised the Company’s Statements of Cash Flows to reflect the reclassification of contingent sale price payments received from Digi-Data Corporation from cash provided by discontinued operating activities to cash provided by discontinued investing activities.
Notes to Financial Statements, page F-6
Note 4 — Earnings Per Common Share, page F-9

COMMENT 34.	We note your disclosure of unvested restricted shares. Please tell us the nature of the unvested restricted shares, and add disclosure in the notes to financial statements regarding the restricted shares.

Response:	The Company does not have any unvested restricted shares outstanding. We have revised Note 4 accordingly.
Note 5 — Warrants and Stock Option Plan, page F-9

COMMENT 35.	To the extent not already disclosed, please tell us the significant terms of the 3,000,000 stock options granted in fiscal 2007, the 60,000 warrants granted in fiscal 2008 and the 2,250,000 warrants granted in the nine months ended September 30, 2009 including the vesting periods. Tell us the fair value of the warrants and options granted, the requisite service periods for each grant, and the Company’s per share fair value used in the Black-Scholes pricing model. Please also explain how the Company’s fair value for use in the Black-Scholes pricing model was determined. In addition, please tell us the measurement dates used for the nonemployee grants, and explain why the measurement dates comply with FASB ASC 505-50-30-11.

Finally, explain how the share based compensation expenses related to the grants are reflected in the years ended December 31, 2008 and 2007 and nine months ended September 30, 2009 statements of operations, changes in stockholders’ equity and cash flows, reconciling the amounts in each statement. Regarding this last request, please consider presenting share based compensation as a separate line item in the statements of changes in stockholders’ equity.

Response:	The 3,000,000 stock options granted on May 1, 2007 were immediately exercisable at a price of $0.01 per share. A cashless exercise resulting in the issuance of 2,940,000 common shares was effectuated on the grant date.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

The 60,000 warrants granted to a consultant on February 27, 2008 were immediately exercisable at a price of $0.01 per share. The consultant exercised the warrants for 60,000 common shares on the grant date.

The warrant to purchase 2,000,000 common shares granted to the Company’s investment banking firm on May 26, 2009, vests in increments of 500,000 shares per year commencing on the grant date and continuing on the following 3 anniversary dates of the grant date, and is exercisable at a price of $.50 per share. The warrant expires on May 26, 2019.

The warrant to purchase 250,000 common shares granted to the Company’s securities law firm on June 1, 2009 vests 100,000 shares on the grant date and in annual increments of 50,000 shares per year on the following 3 anniversary dates of the grant date, and is exercisable at a price of $.50 per share. The warrant expires on June 1, 2019.

The fair value of the warrants and options granted is $.09 per share. The per share fair value used in the Black-Scholes pricing model is $.10. Such fair value was determined by using the price per share of the last sale of common stock. The requisite service period for the 3,000,000 stock options granted in fiscal 2007 and the 60,000 warrants granted in fiscal 2008, is fiscal 2006. Such awards were granted to the consultants for their past performance in brokering the deal with Dig-Data. As to the 2,250,000 warrants granted in the nine months ended September 30, 2009, the requisite service period of the 2,000,000 warrants granted to the securities broker firm is May 26, 2009 to May 26, 2012 (4 years), and the 250,000 warrants granted to the securities law firm is June 1, 2009 to June 1, 2012 (4 years).

The fair value measurement of the options and warrants granted in 2007 and 2008 were measured at the date which the consultants’ performance had been completed, as the stock awards were granted subsequent to completion of services performed. The measurement dates used for the warrants granted to the securities broker firm and the securities law firm are May 26, 2009 and June 1, 2009, respectively. The dates at which a commitment for performance by the counterparties to earn the equity instruments were used as the measurement dates, as their services will extend to the future.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

For the years ended December 31, 2008 and 2007 and nine months ended September 30, 2009, share based compensation is included in general and administrative expenses in the statements of operations, and presented as a separate line item as compensation for vested stock options and warrants in the statements of changes in stockholders’ equity, and presented as a separate line item as stock-based compensation expense in the statement of cash flows.

COMMENT 36.	For both warrants and stock options, in accordance with FASB ASC 718-10-50 please disclose:

a.	A more detailed description of the share-based payment arrangements, including the general terms of the awards under the arrangements, such as the requisite service periods, and any other substantive conditions including those related to vesting;

b.	For each year for which an income statement is provided, the weighted-average grant-date fair value of warrants and stock options granted; and

c.	As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response:	The financial statements included in Amendment No. 1 to Form 10, include for both warrants and stock option, in accordance with FASB ASC 718-10-50, the following: (a) a more detailed description of the share-based payment arrangements, including the general terms of the awards under the arrangements, such as the requisite service periods, and any other substantive conditions including those related to vesting; (b) for each year for which an income statement is provided, the weighted-average grant-date fair value of warrants and stock options granted; and (c) as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.
Note 7 — Income Taxes, page F-11

COMMENT 37.	Please disclose the significant components of income tax expense attributable to continuing operations for each year presented. Those components would include, for example, current tax expense or benefit and deferred tax expense or benefit. Refer to FASB ASC 740-10-50-9. In addition, disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to FASB ASC 740-10-50-12.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Response:	Footnote 7 of the financial statements included in Amendment No. 1 to Form 10 discloses the components of income tax expense from continuing operations separate from income tax expense from discontinued operations, and contains a reconciliation using percentages of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.
Interim Financial Statements, page F-2

COMMENT 38.	Please address the comments above, to the extent applicable.

Response:	We have addressed the comments above, to the extent applicable, in the interim financial statements included in Amendment No. 1 to Form 10.
Notes to Financial Statements, page F-19

COMMENT 39.	Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please include an affirmative statement that the financial statements have been so adjusted. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Response:	The interim financial statements included in Amendment No. 1 to Form 10 include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. The foregoing statement is also included in Footnote 1 of said interim financial statements.
Note 11 — Recent Accounting Pronouncements, page F-28

COMMENT 40.	Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. Please revise your disclosure accordingly. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Response:	We have revised references to accounting standards in the Amendment No. 1 to Form 10 to reflect the effectiveness of FASB Accounting Standards Codification.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

Note 12 — Subsequent Events, page F-29

COMMENT 41.	Please disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to FASB ASC 855-10-50-1.

Response:	We have not included a Note 12 in the financial statements included in the Amendment No. 1 to Form 10 because there were no subsequent events that required disclosure therein.
Exhibits

COMMENT 42.	Please file as exhibits a specimen stock certificate and any other instruments defining the rights of shareholders, including any form of warrant. In addition, to the extent that you utilized any subscription agreements in connection with the private placements disclosed in Item 10 of your filing, please file as exhibits the forms of such agreements. Refer to Item 601(b)(4) of Regulation S-K.

Response:	We have filed as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. We did not use subscription agreements in connection with the private placements disclosed in Item 10.

COMMENT 43.	Please file complete copies of the material agreements that you have filed as exhibits, including all exhibits, attachments and schedules to these agreements. As an example only, we note that you have not filed the exhibits and schedules to the Asset Purchase Agreement listed as Exhibit 10.2 in your exhibit index. See Item 601(b)(10) of Regulation S-K.

Response:	We have filed complete copies of the material agreements set forth as Exhibit 10.1 through Exhibit 10.5 in Amendment No. 1 to Form 10. With respect to the two asset purchase agreements included as exhibits in Amendment No. 1 to Form 10, we moved those agreements from Exhibit 10.2 and Exhibit 10.3 to Exhibit 2.1 and Exhibit 2.2, in that they are more accurately categorized as plans of acquisition. Based on Item 601(b)(2) we have not included the exhibits, attachments and schedules to those plans of acquisition.

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

COMMENT 44.	We note that you intend to file a legal opinion as Exhibit 5.1. Please note that you are not required to file a legal opinion pursuant to Item 601(a) of Regulation S-K.

Response:	We have deleted Exhibit 5.1 from the Exhibit Table in the “Financial Statements and Exhibits” section.

COMMENT 45.	Please file as exhibits the employment agreements between each of Mr. Salerno and Mrs. Luqman and Digi-Data Corporation, as well as the agreement pursuant to which Digi-Data Corporation engaged Mr. Dempster as an independent consultant. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:	We have updated the Exhibit Table in the “Financial Statements and Exhibits” section to include the employment agreements between each of Mr. Salerno and Mrs. Luqman and Digi-Data Corporation, as well as the agreement between the Company and Digi-Data Corporation setting forth their obligations to split any consulting fees payable to Mr. Dempster. We do not have copies of any consulting agreements between Digi-Data Corporation and Mr. Dempster.
Exhibit 23.1

COMMENT 46.	To the extent you elect to include a consent from your independent auditor in an amendment, please have your auditor update the consent to refer only to his report included in the filing. In this regard, we note that a report on the effectiveness of internal control over financial reporting as of December 31, 2008 was not included in this filing.

Response:	Our independent auditor has updated the consent included in Amendment No. 1 to Form 10 to refer only to his report included in the filing.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

U.S. Securities and Exchange Commission
H. Christopher Owings
June 11, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
     We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,
/s/ Joel D. Mayersohn
Joel D. Mayersohn